[HEARTLAND PAYMENT SYSTEMS LETTERHEAD]

April 28, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Kathleen Collins

Re:	Heartland Payment Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009 File No. 001-32594

Dear Ms. Collins:

We are providing you with Heartland Payment Systems, Inc.’s (the “Company”) response to the written comment received from the Staff of the Commission (the “Staff”) by letter dated April 27, 2009 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2008 (File No. 001-32594) (the “Form 10-K”).

Please note that we are respectfully seeking the Staff’s review of our response to the Comment Letter before filing Amendment No. 1 to the Form 10-K (the “Amendment”), which we are required to do by April 30, 2009 since we are including the Part III information in the Amendment. The Staff’s comment is reprinted below, followed by our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Facility, page 67

1.	We note your response to prior comment 1, in which you state that you do not believe it is necessary to disclose the details of the covenants on your revolving credit facility and term credit facility because you have not concluded that it is reasonably likely that the company will be in violation of these covenants. This response appears to address only one part of the guidance set forth in Section IV.C of SEC Release 33-8350. Please also advise what consideration you gave to the last paragraph of Section IV.C of the release relating to debt covenants that materially affect the availability of capital to the company. In this regard, we note your general reference in Note 10 to the consolidated financial statements to debt covenants that place limitations on the company’s indebtedness.

April 28, 2009

The Company has reviewed the last paragraph of Section IV.C of SEC Release 33-8350 and does not believe that it is required to include any further details of the material covenants relating to its outstanding debt. Currently, the Company does not have any plans to seek additional financing. In the event that the Company decides to seek additional financing, it does not believe that the covenants in its loan agreement are reasonably likely to limit the Company’s ability to undertake financing to a material extent. Such covenants do not contain any restriction on the Company’s ability to undertake additional equity financing. Lastly, if the Company decides to seek material amounts of debt financing, it would most likely be required to replace its revolving credit facility and term credit facility, so the covenants of the current facilities would not have any impact. Based upon these considerations, the Company has concluded that its debt covenants do not materially affect the availability of capital to the Company and thus, in accordance with Section IV.C of SEC Release 33-8350, does not believe it is necessary for it to disclose the details of those covenants.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact Kevin Collins from Goodwin Procter LLP, counsel to the Company, at (212) 813-8809 or Jason Casella from Goodwin Procter LLP at (212) 459-7025.

Sincerely,

Heartland Payment Systems, Inc.

By: /s/ Robert H.B. Baldwin, Jr.
Name: Robert H.B. Baldwin, Jr.
Title: President and CFO

cc:	Patrick Gilmore Mark Shuman Katherine Wray